Exhibit 99.1

Contact:
Gilad Yehudai
CFO
(972) 77-774-5060
gilady@radcom.com

FOR IMMEDIATE RELEASE

RADCOM REPORTS 57% YEAR-OVER-YEAR
REVENUE INCREASE & POSITIVE CASH FLOW FOR Q3 2013

TEL-AVIV, Israel – October 23, 2013-- RADCOM Ltd. (RADCOM) (NASDAQ: RDCM), a leading service assurance provider, today reported its results for the third quarter of 2013, recording a 57% year-over-year increase in revenues, a 37% year-over-year decrease in net loss and strong bookings for the third quarter ended September 30, 2013.

In $ thousands	Q3 2013	Q3 2012	Change	Q1-Q3 2013	Q1-Q3 2012	Change
Revenues	$4,758	$3,030	57%	$14,775	$10,633	39%
Operating expenses	$3,460	$3,530	(2)%	$10,430	$11,644	(10)%
Net loss (GAAP)	$(1,148)	$(1,810)	(37)%	$(1,537)	$(5,655)	(73)%
Net loss (non-GAAP)	$(1,017)	$(1,684)	(40)%	$(1,108)	$(5,258)	(79)%

Results for the 3rd Quarter of 2013
Q3 revenues totaled $4.8 million, up 57% compared with $3.0 million in the third quarter of 2012, but down 13% compared with the second quarter of 2013. The sequential decline reflects the timing of recognition of approximately $800,000 in revenues that was delayed from the third to the fourth quarter. These revenues add to the Company’s visibility, and form a solid basis for a strong fourth quarter.

Gross margin for the period was 50%, reflecting the impact of a large, old and low-margin project that was recognized from the backlog. Gross margin is expected to return to normal levels in future quarters.

With year-over-year revenue growth and steady operating expenses, the Company was able to slash its net loss by 37% on a year-over-year basis despite the low gross margin. Net loss for the third quarter of 2013 was $(1,148,000), or $(0.15) per ordinary share (basic and diluted), compared with $(1,810,000), or $(0.28) per ordinary share (basic and diluted), for the third quarter of 2012. On a non-GAAP basis, net loss for the quarter totaled $(1,017,000), or $(0.13) per ordinary share (basic and diluted), compared with $(1,684,000), or $(0.26) per ordinary share (basic and diluted), for the parallel quarter of 2012. Despite the net loss, the Company achieved positive cash flow during the period, reflecting successful cash management and reduced expenses.

Comments of Management
Commenting on the results, David Ripstein, RADCOM's CEO, said, “The third quarter was a period of continued strategic progress and momentum that was masked by certain events that affected our financial results, as detailed above. Although we are pleased to report another quarter of strong year-over-year growth, the period’s revenue recognition fluctuations prevented us from achieving the sequential growth we had expected. The shifted revenues, combined with the bookings we have achieved during the past few weeks, are a solid basis for a strong fourth quarter in line with the trend that has been building through 2013.

“In fact, a number of factors make us excited about our future prospects: especially the growing size and quality of opportunities in the market, the growth of our sales pipeline and high win rate, the increase in our partner activities and the strength of our bookings and backlog. Equally important, we continue to develop exciting new products that bring even more value to our customers, and whose higher software component will enable us to achieve better gross margins and profitability over the long term. As such, we remain optimistic and continue to see strong growth ahead – in both the top and bottom line - for 2013.”

Results for the 1st Nine Months of 2013
For the first nine months of 2013, revenues increased by 39% to $14.8 million from $10.6 million in the parallel period of 2012. Net loss for the period was reduced by nearly 73% to $(1.5) million, or $(o.22) per ordinary share (basic and diluted), from $(5.7) million, or $(o.88) per ordinary share (basic and diluted), in the first nine months of 2012. Non-GAAP net loss for the period was $(1.1) million, or $(0.16) per share (basic and diluted), compared with $(5.3) million, or $(0.82) per share (basic and diluted) for the first nine months of 2012.

Earnings Conference Call
RADCOM's management will hold an interactive conference call today at 9:00 AM Eastern Time (16:00 Israel Time) to discuss the results and to answer participants' questions. To join the call, please call one of the following numbers approximately five minutes before the call is scheduled to begin:

From the US (toll-free): + 1-888-407-2553

From other locations: +972-3-918-0644

For those unable to listen to the call at the time, a replay will be available from October 24th on RADCOM's website.

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About RADCOM
RADCOM provides innovative service assurance and customer experience management solutions for leading telecom operators and communications service providers. RADCOM specializes in solutions for next-generation mobile and fixed networks, including LTE, VoLTE, IMS, VoIP, UMTS/GSM and mobile broadband. RADCOM's comprehensive, carrier- grade solutions are designed for big data analytics on terabit networks, and are used to prevent service provider revenue leakage and to enhance customer care management. RADCOM's products interact with policy management to provide self-optimizing network solutions. RADCOM's shares are listed on the NASDAQ Capital Market under the symbol RDCM. For more information, please visit www.radcom.com

Non-GAAP Information
Certain non-GAAP financial measures are included in this press release. These non-GAAP financial measures are provided to enhance the reader's overall understanding of our financial performance. By excluding non-cash stock-based compensation that has been expensed in accordance with ASC Topic 718, our non-GAAP results provide information to both management and investors that is useful in assessing our core operating performance and in evaluating and comparing our results of operations on a consistent basis from period to period. These non-GAAP financial measures are also used by management to evaluate financial results and to plan and forecast future periods.  The presentation of this additional information is not meant to be considered a substitute for the corresponding financial measures prepared in accordance with GAAP.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as “estimate,” “project,” “intend,” “expect,” “'believe”, "may", "might", "predict", "potential", "anticipate", "plan" or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the United States Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

Consolidated Statements of Operations
(1000's of U.S. dollars, except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Sales	$4,758	$3,030	$14,775	$10,633
Cost of sales	2,361	1,303	5,678	4,340
Gross profit	2,397	1,727	9,097	6,293

Research and development, gross	1,264	1,539	4,135	4,602
Less - royalty-bearing participation	271	411	940	1,141
Research and development, net	993	1,128	3,195	3,461

Sales and marketing	1,920	1,964	5,710	6,734
General and administrative	547	438	1,525	1,449
Total operating expenses	3,460	3,530	10,430	11,644

Operating loss	(1,063)	(1,803)	(1,333)	(5,351)

Financing expenses, net	(85)	(7)	(204)	(184)
Loss before taxes	(1,148)	(1,810)	(1,537)	(5,535)
Taxes	-	-	-	(120)
Net loss	$(1,148)	$(1,810)	$(1,537)	$(5,655)

Basic and Diluted net loss per ordinary share	$(0.15)	$(0.28)	$ (0.22)	$ (0.88)

Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	7,814,034	6,450,465	7,138,946	6,439,478

RADCOM Ltd.
RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL INFORMATION
(1000's of U.S. dollars, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2013	2012	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP net loss	$(1,148)	$(1,810)	$(1,537)	$(5,655)
Stock-based compensation (1)	131	126	429	397
Non-GAAP net loss	$(1,017)	$(1,684)	$(1,108)	$(5,258)
Non-GAAP loss per share (diluted)	$(0.13)	$(0.26)	$(0.16)	$(0.82)

Number of shares used in computing Non-GAAP loss per share (diluted)	7,814,034	6,450,465	7,138,946	6,439,478

(1) Stock-based compensation:
Cost of sales	1	3	7	12
Research and development	20	46	107	144
Selling and marketing	14	41	75	133
General and administrative	96	36	240	108
	131	126	429	397

RADCOM Ltd.
Consolidated Balance Sheets
(1000's of U.S. dollars)

	As of	As of
	September 30, 2013	December 31, 2012
	(unaudited)	(audited)
Current Assets
Cash and cash equivalents	1,393	1,474
Restricted Cash	1,758	1,452
Trade receivables, net	5,093	3,292
Inventories	4,583	6,736
Other receivables	2,362	3,555
Total Current Assets	15,189	16,509

Severance pay fund	3,340	3,090

Property and equipment, net	262	268

Total Assets	18,791	19,867

Liabilities and Shareholders' Equity
Current Liabilities
Short term bank credit	-	1,058
Short term loans	750	1,527
Trade payables	1,402	1,920
Deferred revenue and advances from customers	1,701	2,970
Employees and payroll accruals	1,795	1,996
Other payables and accrued expenses	1,908	1,844
Total Current Liabilities	7,556	11,315

Long-Term Liabilities
Deferred revenue	19	37
Accrued severance pay	3,733	3,518
Total Long-Term Liabilities	3,752	3,555

Total Liabilities	11,308	14,870

Shareholders' Equity
Share capital	334	251
Additional paid-in capital	65,689	61,470
Accumulated other comprehensive loss	(601)	(322)
Accumulated deficit	(57,939)	(56,402)
Total Shareholders' Equity	7,483	4,997

Total Liabilities and Shareholders' Equity	18,791	19,867